[LETTERHEAD OF BIOMIMETIC THERAPEUTICS OMITTED]

February 8, 2007

VIA E-MAIL AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention: Tom Jones

Re:	BioMimetic Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-139291) Acceleration Request

Ladies and Gentlemen:

BioMimetic Therapeutics, Inc., (the ‘‘Company’’) pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests the Securities and Exchange Commission (the ‘‘Commission’’) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:30 P.M., eastern standard time, on February 8, 2007, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from is full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Anna T. Pinedo of Morrison & Foerster LLP with any questions or comments at 212-468-8179. Thank you for your assistance with this filing.

Sincerely yours,

BIOMIMETIC THERAPEUTICS, INC.

By:	/s/ Earl Douglas
Earl Douglas General Counsel

cc: Morrison & Foerster LLP